SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 8 March 2004

Sasol Limited

1 Sturdee Avenue

Rosebank 2196

South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosure:

Reviewed condensed consolidated interim financial report and declaration of dividend number 49 for the six months ended 31 December 2003 sasol limited

reviewed condensed consolidated interim financial report and declaration of dividend number 49 for the six months ended 31 december 2003

Comprehensive additional information is available on our website at: www.sasol.com

•    Severe adverse impact of stronger rand

•   Chemical margins remain weak

•   Good operational performance

•   Capital projects successfully advanced

•   Better second half expected, signalling new growth phase

31 Dec 2002	31 Dec 2003		31 Dec 2003	31 Dec 2002
Turnover R million		Businesss unit	Operating profit R million
513	432	• Mining	521	701
556	649	• Synfuels	2 207	4 572
10 667	10 115	• Oil and Gas	841	995
21 175	18 382	• Chemical businesses	525	1 355
9 552	8 349	• O&S	(38)	154
3 150	3 040	• Polymers	244	428
3 281	2 812	• Solvents	87	382
2 472	2 012	• Wax	97	31
2 258	1 835	• Nitro	52	237
462	334	• Other chemicals	83	123
108	288	• Other businesses	(115)	(373)
33 019	29 866		3 979	7 250

Balance sheet at

	31 Dec 2003	31 Dec 2002	30 June 2003
	Reviewed	Reviewed Restated	Audited
	Rm	Rm	Rm
Assets
Property, plant and equipment	44 325	40 405	42 363
Goodwill and negative goodwill	(50)	(365)	(314)
Other long-term assets	4 649	4 110	4 473
Current assets	21 711	22 544	23 097
Total assets	70 635	66 694	69 619
Equity and liabilities
Shareholders’ equity	33 454	33 446	33 518
Minority interest	262	276	300
Total equity	33 716	33 722	33 818
Long-term debt	6 390	4 859	4 581
Long-term provisions and obligations	5 082	5 309	5 075
Other non-current liabilities	6 162	5 884	6 209
Short-term debt	6 467	6 003	6 481
Other current liabilities	12 818	10 917	13 455
Total liabilities	36 919	32 972	35 801
Total equity and liabilities	70 635	66 694	69 619

income statement for the six months ended

	31 Dec 2003	31 Dec 2002	30 June 2003
	Reviewed	Reviewed Restated	Audited
	Rm	Rm	Rm
Turnover	29 866	33 019	64 555
Cost of sales and services rendered	(19 692)	(18 716)	(39 347)
Gross profit	10 174	14 303	25 208
Other operating expenditure	(5 594)	(6 079)	(11 589)
Translation losses	(601)	(974)	(1 708)
Operating profit	3 979	7 250	11 911
Dividends and interest received	105	93	167
Income from associates	34	30	60
Borrowing costs	(137)	(74)	(225)
Net income before tax	3 981	7 299	11 913
Taxation	(1 454)	(2 352)	(4 007)
Net income after tax	2 527	4 947	7 906
Minority interest	(41)	(93)	(89)
Attributable earnings	2 486	4 854	7 817
Earnings per share (cents)
• attributable earnings basis	408	797	1 283
• headline earnings basis	397	797	1 280
Diluted earnings per share (cents)
• attributable earnings basis	404	783	1 262
• headline earnings basis	393	783	1 259
Dividends per share (cents)
• interim	215	215	215
• final			235

changes in equity statement for the six months ended

	31 Dec 2003	31 Dec 2002	30 June 2003
	Reviewed	Reviewed Restated	Audited
	Rm	Rm	Rm
Opening balance		30 070	30 070
Effect of change in accounting policy		1 245	1 245
Restated opening balance	33 518	31 315	31 315
Shares issued	60	57	77
Shares purchased	(33)	(112)	(185)
Attributable earnings	2 486	4 854	7 817
Dividends paid	(1 431)	(1 524)	(2 835)
Decrease in foreign currency translation reserve	(1 022)	(1 143)	(2 570)
Decrease in cash flow hedge accounting reserve	(124)	(1)	(101)
Closing balance	33 454	33 446	33 518
Comprising
Share capital	2 843	2 763	2 783
Share buyback programme	(3 647)	(3 541)	(3 614)
Accumulated earnings	36 096	33 389	35 041
Foreign currency translation reserve	(1 374)	1 075	(352)
Non-trading financial assets reserve	2	2	2
Cash flow hedge accounting reserve	(466)	(242)	(342)
Shareholders’ equity	33 454	33 446	33 518

cash flow statement for the six months ended

	31 Dec 2003	31 Dec 2002	30 June 2003
	Reviewed	Reviewed Restated	Audited
	Rm	Rm	Rm
Cash generated by operating activities	6 929	7 836	15 997
Investment income	134	103	178
Borrowing costs paid	(737)	(529)	(1 286)
Dividends paid	(1 431)	(1 524)	(2 835)
Tax paid	(1 841)	(4 164)	(5 527)
Cash retained from operating activities	3 054	1 722	6 527
Additions to property, plant and equipment	(4 515)	(5 377)	(10 272)
Acquisition of businesses	(323)	(145)	(155)
Other net expenditure in investing activities	(245)	(693)	(294)
Cash utilised in investing activities	(5 083)	(6 215)	(10 721)
Share capital issued	60	57	77
Share buyback programme	(33)	(112)	(185)
Dividends paid to minority shareholders	(26)	(64)	(65)
Increase in debt	1 877	3 748	3 210
Cash effect of financing activities	1 878	3 629	3 037
Decrease in cash and cash equivalents	(151)	(864)	(1 157)
Cash and cash equivalents
• opening balance	583	1 995	1 995
• arising on translation	(76)	(412)	(255)
Cash and cash equivalents	356	719	583
Comprising
• cash	2 761	2 484	3 186
• cash restricted for use	338	731	665
• bank overdraft	(2 743)	(2 496)	(3 268)
	356	719	583

salient features

	31 Dec 2003	31 Dec 2002	30 June 2003
Share statistics	number of shares	number of shares	number of shares
	million	million	million
Total shares in issue	670,2	668,2	668,8
Treasury shares (share buyback programme)	60,1	58,9	59,7
Weighted average number of shares	609,4	609,3	609,3
Fully diluted shares	616,0	620,3	619,6

Significant financial information	Rm	Rm	Rm
Total debt (including bank overdraft)
• interest bearing	15 543	13 310	14 277
• non-interest bearing	57	48	53
Capital commitments
• authorised and contracted	7 979	7 204	9 562
• authorised, not yet contracted	16 961	11 496	8 510
Guarantees and contingent liabilities
• total guarantees	17 851	11 116	16 313
• reflected as liabilities	7 487	3 967	5 155
Significant items in operating profit
• employee costs	4 467	4 447	9 055
• depreciation of property, plant and equipment	2 207	2 023	4 468
Borrowing costs capitalised	600	455	1 061
Effective tax rate (%)	36,5	32,2	33,6
Number of employees	30 800	31 100	31 150
Net asset value per share (cents)	5 484	5 489	5 503

Reconciliation of headline earnings	Rm	Rm	Rm
Attributable earnings	2 486	4 854	7 817
Impairment of assets	109	203	83
(Profit)/loss on disposal of assets	(68)	(90)	159
Amortisation of goodwill	9	13	42
Amortisation of negative goodwill	(112)	(123)	(301)
Tax effect on reconciling items	(4)	2	(2)
Headline earnings	2 420	4 859	7 798

The reader is referred to the definitions contained in the 30 June 2003 annual financial statements. Please note:  A billion is defined as one thousand million.

Forward-looking statements: In this report we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable, relating, amongst other  things, to volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated.

The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on October 27, 2003 and in other filings with the United States Securities and Exchange Commission.

Stronger rand - lower profits

Profits were substantially reduced by the stronger Rand and margin pressures in a challenging international environment. From an operational perspective, most of Sasol’s businesses performed satisfactorily.

The average exchange rate during the six-month period ended 31 December 2003, of R7,08 : US$1 was 29% stronger than the comparable rate (R10,03 : US$1) of the previous reporting period. Including the effect of lower translation losses at the end of the period (R0,6 billion versus R1,0 billion), the net adverse impact on operating profit of the strong rand amounted to about R3,4 billion. The associated impact on attributable earnings was R2,4 billion or a decrease of about 394 cents per share.

Attributable earnings of R2,5 billion was R2,4 billion (49%) below the comparable result of the previous period. Apart from negative currency effects, the adverse impact of lower chemical margins and inflationary effects on costs were partly offset by the benefit of higher average international oil prices (dated Brent US$28,73 versus US$26,87) and productivity improvements.

Attributable earnings per share of 408 cents was 49% lower than earnings of the previous comparable reporting period. Headline earnings per share of 397 cents was 50% lower. In the period under review, impairment charges relating mainly to non-performing foreign activities of Sasol Nitro and Sasol Wax amounted to R109 million.

Capital expenditure during the reporting period amounted to R4,8 billion.

The main projects advanced were:

•  the Mozambique Natural Gas Project - gas reached Secunda, through the 865 kilometre pipeline from the Central Processing Facility in Mozambique, on schedule during February 2004;

•  Project Turbo - the fuels enhancement and polymers expansion project which is scheduled for commissioning from the last quarter of 2005;

•  the Gas-to-Liquid (GTL) fuels projects in Qatar and Nigeria which are scheduled for start-up in December 2005 and July 2007 respectively;

•  the Arya Sasol Polymers joint venture to build a world-scale ethane cracker and polyethylene plants in Iran, which are scheduled for commissioning from the fourth quarter of 2005; and

•  the Acrylic Acid project which was commissioned during the first quarter of 2004.

Gearing (defined as net debt as a percentage of shareholders’ equity) was 38% at 31 December 2003.

The interim dividend declared of 215 cents is the same as the previous year and represents a dividend cover of 1,9 times.

Sasol Mining

Although production (26 million tons) was the same as in the comparable reporting period of the previous year, the operating profit of R521 million was 26% lower, mainly because of higher costs and the adverse effect of the strong Rand more than offsetting the benefit of higher export coal prices.

Sasol Synfuels

The operating profit of R2 207 million was R2 365 million (52%) lower than the comparable previous six-month period. Substantial adverse currency effects (R2,8 billion) were partly offset by the benefit of higher oil prices. From an operational perspective, the Secunda complex performed well and a major planned shutdown was successfully completed.

Sasol Oil and Gas

From July 2003, Sasol Oil was reconfigured to include the tank farm and blending facilities of Sasol Synfuels, in addition to its previous fuel marketing and distribution and crude oil refining activities.

The operating profit of R841 million was R154 million (15%) lower than the previous reporting period after adjusting for the beneficial inclusion of the Secunda tank farm and blending facilities. This decrease was mainly because of adverse currency effects. The contribution to operating profit of Sasol Gas (R197 million) was 39% below the comparable result of the previous reporting period, primarily because of lower sales volumes and selling prices and once-off income in the previous reporting period from an asset sale.

On 19 February 2004, it was announced that Sasol and Petroliam Nasional Berhad (Petronas) had agreed broad principles relating to a merger of equals between Sasol’s liquid fuels business and Engen Limited, to create a leading South African liquid fuels business which will also incorporate significant Black Economic Empowerment shareholding. Further announcements will be made in due course.

Sasol’s Chemical Businesses

Sasol Nitro

The operating profit of R52 million was 78% below the comparable result of the previous reporting period. While the explosives business achieved a major and pleasing turn-around, the fertilizers’ business performance was a disappointment and more than offset the gains in explosives. Late summer rains impacted severely on fertilizer demand and the phosphates range incurred losses because of input costs not being recovered in selling prices.

The foreign explosives ventures have not met expectations and are in the process of being sold. The related impairment charges have been raised.

Sasol Olefins and Surfactants (O&S)

The substantial pressure on margins experienced by this business in the previous financial year continued. The operating loss of R38 million was R192 million worse than the previous comparable reporting period, despite expectations that improvements would be forthcoming.

As was experienced in the previous reporting period, the alkylates business was a major disappointment with high oil-related (kerosene and benzene) input costs continuing and not being recovered from customers. The monomers business also disappointed, primarily because of adverse currency effects impacting on margins.

Portfolio scrutiny resulted in Sasol Servo being offered for sale because of its non-core nature and presently a sale transaction is well-advanced. It should be completed during the remaining months of the financial year. Strategic analysis of the entire O&S portfolio is continuing and is nearing completion.

Through these difficulties it is important to note that, as part of the drive to improve performance and increase margins, cash fixed costs have been reduced by about euro 50 million (13% in real terms) since the business (Condea) was acquired in 2001.

Sasol Polymers

The operating profit of R244 million was R184 million (43%) below the comparable result of the previous six-month period. The entire shortfall can be attributed to the strengthening of the Rand. Productivity initiatives continued and yielded pleasing results. The division’s integrated investment in ethylene and polyethylene production in Malaysia performed satisfactorily and met expectations.

Sasol Solvents

This business was particularly affected by the strong Rand because of its very high level of exports relative to total turnover. The operating profit of R87 million was 77% below the comparable result of the previous reporting period, although in euro terms it was close to the previous result. Strict cost management is a notable feature of this business.

Sasol Wax

The operating profit of R97 million was R66 million above the result of the previous reporting period, mainly due to a gain of R34 million realised on the disposal of an asset in the USA, improved margins in South Africa and the benefits of the newly acquired wax emulsion business in Europe, partly reduced by adverse currency effects. Margins in Europe were pressurised by low-price Chinese and Russian imports.

The poor performance of certain investments in Venezuela and the USA and careful scrutiny of their future potential, led to a decision to dispose of them and impairment charges on the investment in the former arose as a result. Strategic evaluation of the business in Europe is underway and joint-venturing opportunities to bolster performance are being considered.

Effective tax rate

The increase in the effective tax rate from 32,3% to 36,5% is mainly a result of the effect of an increased STC charge relative to earnings, deferred tax assets written off and translation losses on integrated foreign operations which are not subject to tax.

Foreign currency translation reserve

Losses of R1 022 million arising from the conversion to Rand of the net assets of foreign entities such as Sasol Wax, Sasol Chemie and Merisol are recognised in the changes in equity statement as a foreign currency translation reserve.  The movement in the current year is primarily attributable to the strengthening of the Rand against both the euro and the US dollar.

Capital commitments

Significant approved capital projects totalling R25 billion of which R8 billion has been contracted for include:

• Project Turbo - the fuels enhancement and polymers expansion project;

• the Mozambique Natural Gas Project ;

• GTL projects in Nigeria and Qatar; and

• the Arya Sasol Polymers joint venture

Net asset value per share

The decrease in net asset value per share from 5 503 to 5 484 cents is mainly as a result of the losses arising on conversion to Rand of the net assets of foreign entities and the increase in total debt.

Profit outlook

The prevailing volatility of the Rand continues to make forecasting difficult. While relatively high oil prices are expected to continue and certain international chemical prices have strengthened, it remains likely that earnings for the full financial year will be substantially lower than the previous year. It is anticipated, however, that earnings in the second half-year will be better than the first six months.

The adverse influence of the strong Rand is expected to be less severe in the second six months and a major cost reduction initiative across all businesses is expected to yield significant benefit relative to the first half of the financial year.

Basis of preparation and accounting policies

The condensed consolidated interim financial report for the six months ended 31 December 2003 has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange, South Africa, International Financial Reporting Standards and the South African Companies Act, 1973, as amended.

The accounting policies applied in the presentation of the interim financial report are consistent with those applied for the year ended 30 June 2003.  Comparative figures for the six months to 31 December 2002 have been restated to take into account the change in the accounting policy on borrowing costs and change in accounting treatment of revenue as reported in the 30 June 2003 annual financial statements.

Related party transactions

The group, in the ordinary course of business, enters into various sale and purchase transactions on an arm’s length basis at market rates with related parties.

Acquisition of businesses

During the period, Sasol acquired a 50% share in Sasol-Huntsman Verwaltungs GmbH from RWE-DEA and the remaining 48% interest in G.D. Portbury Limited (Dubai).

Post-balance sheet date events

With effect from 1 January 2004 Sasol acquired Naledi Petroleum Holdings (Pty) Limited, the holding company of Exel Petroleum (Pty) Limited.

On 19 February 2004, it was announced that Sasol and Petroliam Nasional Berhad (Petronas) had agreed broad principles relating to a merger of equals between Sasol’s liquid fuels business and Engen Limited, to create a leading South African liquid fuels business. Further announcements will be made in due course.

principal foreign currency conversion rates

One unit of foreign currency equals	31 Dec 03	31 Dec 02	30 June 03
Rand:US$ – closing	6,69	8,57	7,50
Rand:US$ – average	7,08	10,03	9,03
Rand:euro – closing	8,42	9,00	8,63
Rand:euro – average	8,18	9,95	9,41

Independent review by the auditors

The condensed consolidated balance sheet at 31 December 2003 and the related condensed consolidated statements of income, changes in equity and cash flow for the six months then ended have been reviewed by our auditors, KPMG Inc.  Their unmodified review report is available for inspection at the registered office of the company.

declaration of interim dividend number 49

The directors of Sasol Limited have declared an interim dividend of 215 cents per share (2002: 215 cents per share) for the half-year to 31 December 2003. The dividend has been declared in the currency of the Republic of South Africa.

In accordance with the settlement procedures of STRATE, the following dates will apply to the interim dividend:

Last day for trading to qualify for and participate in the interim dividend (cum dividend)	Thursday, 1 April 2004
Trading ex dividend commences	Friday, 2 April 2004
Record date	Thursday, 8 April 2004
Dividend payment date (electronic and certificated register)	Tuesday, 13 April 2004

Dividend cheques in payment of this dividend to certificated shareholders will be posted to shareholders on or about Tuesday, 13 April 2004. Electronic payment to certificated shareholders will be undertaken simultaneously. Shareholders who have dematerialised their share certificates will have their accounts at their Central Securities Depository Participant or Broker credited on Tuesday, 13 April 2004.

In the case of certificated shareholders, notice of any change of address of shareholders must reach the transfer secretaries, Computershare Limited, on or before Thursday, 8 April 2004. Share certificates may not be dematerialised or rematerialised between Friday, 2 April 2004 and Thursday, 8 April 2004, both days inclusive.

dividends payable to US shareholders

We believe that Sasol Limited is a “qualified foreign corporation” in terms of the US Jobs and Growth Tax Relief Reconciliation Act of 2003 (“the Act”).  It therefore follows that dividends paid by Sasol Limited to US individual shareholders are eligible to be taxed at a maximum rate of 15% as permitted under the Act.  We recommend that you consult your US tax advisor in this regard.

On behalf of the board

/s/ P du P Kruger

P du P Kruger

Chairman

/s/ P V Cox

P V Cox

Deputy chairman & chief executive

Sasol Limited

8 March 2004

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196  P O Box 5486, Johannesburg 2000

Transfer secretaries: Computershare  Limited, 70 Marshall Street, Johannesburg 2001

P O Box 61051, Marshalltown 2107, South Africa Tel: +27 11 370-5000    Fax: +27 11 370-5271/2

Directors: P du P Kruger (Chairman), P V Cox (Deputy chairman and chief executive), E le R Bradley, W A M Clewlow, B P Connellan, L P A Davies (Executive director), J H Fourie, M S V Gantsho, A Jain (Indian), S Montsi, T S Munday (Executive director), S B Pfeiffer (US) , J E Schrempp (German), C B Strauss

Company secretary: N L Joubert

Company registration number: 1979/003231/06

Incorporated in the Republic of South Africa

ISIN: ZAE 000006896

Share code: JSE-SOL  NYSE-SSL

American Depositary Receipt (“ADR”) program: cusip number 543210 ADR to ordinary share 1:1

Depositary: The Bank of New York, 22nd floor, 101 Barclay Street, New York, N.Y.   10286, U.S.A.

information agent: Taylor Rafferty.

www.sasol.com

email: investor.relations@sasol.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 March 2004

	By:	/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary